REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Halifax Corporation

We have audited the accompanying consolidated balance sheets of Halifax Corporation and its subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the two years in the period ended
March 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Halifax Corporation and its subsidiaries at March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


June 5, 1996

Report of Independent Certified Public Accounts


Stockholders
Halifax Corporation

We have audited the accompanying consolidated statements of earning, stockholders' equity and cash flows for the year ended March 31, 1994, of Halifax Corporations (a Virginia corporation). These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above, present fairly, in all material respects, the results of operations of Halifax Corporation and its cash flows for the year ended March 31, 1994, in conformity with generally accepted accounting principles.

We have also audited Schedules V, VI, and VIII as of March 31, 1994. In our opinion, the schedules present fairly the information required to be set forth therein.


/s/ Grant Thornton LLP

Vienna, Virginia
June 3, 1994

HALIFAX CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED MARCH 31, 1996, 1995, AND 1994


                                              1996               1995            1994
Revenues (Note 1)                      $   47,159,000       $  45,603,000     $  72,501,000

Operating costs and expenses:
  Cost of services                         41,675,000          40,708,000        67,207,000
  Litigation expense                          320,000              -                -
  Selling, general and administrative       3,692,000           3,210,000         3,511,000

Total operating costs and expenses         45,687,000          43,918,000        70,718,000

Operating income                            1,472,000           1,685,000         1,783,000

Interest expense                              573,000             627,000           661,000
Other (income) expense-net                   (362,000)           (375,000)         (268,000)

Income before income taxes                  1,261,000           1,433,000         1,390,000

Income taxes (Note 8)                         498,000             575,000           537,000

Net income                              $     763,000       $     858,000       $   853,000
Net income per common share             $        0.65       $        0.72       $      0.71
Weighted average number of common shares
  outstanding                               1,171,254           1,189,671         1,196,400


See notes to financial statements.

HALIFAX CORPORATION

CONSOLIDATED BALANCE SHEETS
MARCH 31, 1996 AND 1995
                                                                                       March 31
                                                                                                 1996                           1995
ASSETS
CURRENT ASSETS
 Cash                                       $    2,743,000   $      18,000
 Trade accounts receivable (Note 3)             11,639,000      11,077,000
 Other receivables                                  95,000          96,000
 Inventory                                       2,792,000       3,480,000
 Prepaid expenses and other current assets         207,000         284,000
 Income taxes receivable                              -             40,000
 Deferred income taxes (Notes 1 and 8)             512,000         361,000
TOTAL CURRENT ASSETS                            17,988,000      15,356,000

PROPERTY AND EQUIPMENT, at cost less accumulated
depreciation and amortization (Notes 1 and 4)    4,527,000       4,717,000

INTANGIBLES AND OTHER ASSETS, net of accumulated
amortization (Notes 1 and 2)                     2,313,000       2,034,000

TOTAL ASSETS                                $   24,828,000   $  22,107,000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable and accrued
   expenses (Note 6)                        $   11,418,000   $   5,916,000
 Income taxes payable                               90,000          -
 Current portion of long-term debt & mortgage
    note payable (Note 5)                          556,000         595,000

TOTAL CURRENT LIABILITIES                       12,064,000       6,511,000

LONG-TERM DEBT (Note 5)                            739,000       3,995,000
MORTGAGE NOTE PAYABLE (Note 5)                   2,574,000       2,640,000
DEFERRED INCOME TAXES (Notes 1 and 8)              667,000         560,000

TOTAL LIABILITIES                               16,044,000      13,706,000

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY (Note 7)
 Common stock, $.35 par value:
 Authorized - 3,000,000 shares
 Issued- 1,480,015 in 1996 and 1995
 Outstanding - 1,168,229 in 1996; 1,180,329
    in 1995                                        518,000         518,000
 Additional paid-in capital                      3,401,000       3,401,000
 Retained earnings                               5,253,000       4,795,000
                                                 9,172,000       8,714,000

Less treasury stock - at cost 311,786 shares in
  1996; 299,686 in 1995                            388,000         313,000
TOTAL STOCKHOLDERS' EQUITY                       8,784,000       8,401,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $   24,828,000   $  22,107,000

See notes to financial statements

HALIFAX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 1996, 1995, AND 1994


                                                     1996                 1995                 1994
Cash flows from operating activities:
 Net income                                $      763,000       $      858,000       $      853,000

Adjustments to reconcile net income to net
 cash provided (used) by operating activities:
 Depreciation and amortization                    599,000              658,000              652,000
 (Gain) on sale of equipment                        -                   (2,000)                -
 Provision for losses on accounts receivable
  and contracts                                     -                       -
 (Increase) decrease in accounts receivable      (562,000)           2,315,000           (3,194,000)
 (Increase) decrease in other current
	 receivables                                       1,000              (15,000)               5,000
 (Increase) decrease in inventory                 688,000              (43,000)             786,000
 (Increase) decrease in other current assets       77,000              189,000               63,000
 (Increase) decrease in other assets              (44,000)              55,000              (85,000)
 (Increase) decrease income tax receivable       (111,000)             (40,000)                -
 Increase (decrease) in accounts payable and
  accrued expenses                              5,502,000             (583,000)             522,000
 Increase (decrease) in income taxes payable       90,000             (154,000)             (15,000)
 Increase (decrease) in deferred income taxes     107,000              281,000               24,000
   Total adjustment                             6,347,000            2,661,000           (1,242,000)
   Net cash provided (used) by operating
    activities                                  7,110,000            3,519,000             (389,000)

Cash flows from investing activities:
 Acquisition of property and equipment           (247,000)            (393,000)            (436,000)
 Proceeds from sale of property and
   equipment                                        3,000                7,000               12,000
 Acquisitions                                    (400,000)            (400,000)          (2,598,000)

 Net cash used in investing activities           (644,000)            (786,000)          (3,022,000)

Cash flows from financing activities:
 Proceeds from borrowing of long-term debt     16,271,000           17,199,000           47,855,000
 Retirement of long-term debt                 (19,632,000)         (20,000,000)         (44,289,000)
 Cash dividends paid                             (305,000)            (303,000)            (288,000)
 Proceeds from sale of stock upon exercise of
 stock options                                       -                    -                  66,000
 Purchase of treasury stock                       (75,000)            (120,000)                -
 Net cash provided (used) by financing
  activities                                   (3,741,000)          (3,224,000)           3,344,000
Net (decrease) increase in cash                 2,725,000             (491,000)             (67,000)
Cash at beginning of year                          18,000              509,000              576,000
Cash at end of year                        $    2,743,000       $       18,000       $      509,000

See notes to financial statements.

HALIFAX CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 1996, 1995, AND 1994


                            Common Stock                   Additional                                     Treasury Stock
                                                             Paid-In               Retained
                         Shares        Par Value       Capital       Earnings        Shares          Cost                Total

Balance
March 31, 1993           1,468,765    $   514,000    $  3,339,000   $  3,675,000        282,586   $   (193,000)  $       7,335,000

Cash Dividends
($.24 per share)             -              -               -           (288,000)         -              -                (288,000)
Net Income                   -              -               -            853,000          -              -                 853,000

Exercise of
Stock options               11,250          4,000          62,000          -              -              -                 66,000
Balance
March 31, 1994           1,480,015    $   518,000    $  3,401,000   $  4,240,000        282,586   $   (193,000)  $       7,966,000


Cash Dividends
($.255 per share)            -              -               -           (303,000)         -              -                (303,000)
Net Income                   -              -               -            858,000          -              -                 858,000
Purchase of
Treasury stock               -              -               -              -             17,100       (120,000)           (120,000)


Balance
March 31, 1995           1,480,015    $   518,000    $  3,401,000   $  4,795,000        299,686   $   (313,000)  $       8,401,000

Cash Dividends
($.26 per share)             -              -               -           (305,000)         -              -                (305,000)
Net Income                   -              -               -            763,000          -              -                 763,000
Purchase of
Treasury stock               -              -               -              -             12,100        (75,000)            (75,000)


Balance
March 31, 1996           1,480,015    $   518,000    $  3,401,000   $  5,253,000        311,786   $   (388,000)  $       8,784,000


See notes to financial statements.

HALIFAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 1996, 1995 AND 1994


1.      SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY

	Business Activity - Halifax Corporation, (the Company) provides Electronic services and Facilities support to Government and industry. These services include installation, maintenance, field engineering, operations and logistics support for equipment systems and facilities from the most technically sophisticated electronics to common hardware. Revenues from services rendered to the United States Government and the relative percentages of such revenues to total revenues for the years ended March 31, 1996, 1995 and 1994 are $34,420,000 (73%), $37,750,000
	(83%) and $67,643,000 (93%), respectively. For the years ended March 31, 1996, 1995 and 1994, the Company derived 0%, 15% and 60%, respectively, of its revenue from its MPS contract with the U.S. Marine Corps. The MPS contract was completed in the first quarter of fiscal year 1995.

        Principles of Consolidation - The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation.

        Revenue Recognition - On cost-type contracts, revenues are recorded as reimbursable costs are incurred and related fixed and award fees are recorded using the percentage of completion method. On time and materials contracts, revenues are recorded at the contractual rates as labor hours and other direct expenses are incurred. On fixed price contracts, revenues are recorded using the percentage of completion method. Revenues collected in advance for commercial maintenance contracts are deferred and recognized over the term of the related agreements. For all contracts, recognition is made of any anticipated losses when identified. Disputes involving amounts owed the Company by customers arise in the normal course of the Company's business. These disputes are primarily due to changes in contract specifications and disagreements over the interpretation of contract provisions. Such disputes are recorded at the lesser of their estimated net realizable value or actual costs incurred. Claims against the Company and contract losses are recognized when loss is considered probable and reasonably determinable in amount.

        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Property and Depreciation - Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the
 estimated useful lives of the related	assets.

        Inventory - Inventory consists principally of spare computer parts valued at the lower of cost or market on the first-in first-out basis and is displayed on the consolidated balance sheet net of allowances for inventory obsolence of $804,000 and $611,000 at March 31, 1996 and 1995, respectively.

        Income Taxes - The Company has adopted the provisions of Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred taxes are provided on all temporary differences measured using enacted tax rates expected to be in effect during the periods in which the temporary differences reverse.

        Intangibles and Other Assets - Other assets includes cost in excess of net assets of acquired companies described in Note 2 which is being amortized using the straight-line method over 25 years. Management regularly reviews the valuation and amortization to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets.

        New Accounting Pronouncements - In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that certain long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that certain long-lived assets to be disposed of be reported at the lower of the carrying amount or fair value less the cost to sell. The Company will adopt SFAS No. 121 in fiscal 1997, as required, and is in the process of evaluating the impact of adopting this standard.

        Reclasses - Certain prior years balances have been reclassed to conform to the 1996 presentation.

2.      ACQUISITION

        On April 1, 1996, the Company completed the acquisition of CMS Automation, Inc. (CMSA), a private Richmond, VA based computer network integration and solutions company. Financial consideration was in the Company's stock with an assumption of debt. There was an initial payment of approximately 140,000 shares from Treasury
        Stock representing approximately 12% of Halifax outstanding shares at closing and there may be additional payments of common stock over the next three years based on the annual earnings of CMSA. The Company filed reports of the Acquisition Transaction with the SEC on Form 8-K on April 16, 1996 and on June 17, 1996.

        The following proforma information is unaudited and reflects the acquisition as if CMSA had been acquired as of April 1, 1995.

   FY96 (Unaudited)                                       Proforma
       (000)                       Halifax      CMSA    Adjustments  Tax Effect         Total
   Revenues                        $47,159     $21,249       -           -              $68,408
   Net Income                          763      (109)       226          89                 791
   Earnings per share                 0.65                                                  .60

   Weighted Average Number of
    Common Shares Outstanding      #1,171,254                                        #1,310,884

        The acquisition will be accounted for as a purchase with the purchase price allocated to the assets and liabilities based on their estimated fair value. The initial purchase price and estimated costs of the transaction exceed the fair value of net assets purchased by $348,000 which will be capitalized as part of the purchase price in excess of the fair value of the net assets acquired.

        On June 30, 1993, the Company purchased substantially all of the assets and liabilities of the Field Services Division of Electronic Associates, Inc. (EAI) which is primarily engaged in the maintenance of electronic equipment and software for an initial purchase price of approximately $2.4 million. Additional payments of $1,000,000 were paid over the next 3 years since certain revenue objectives were achieved. The Company paid $200,000 relating to this requirement in 1994 and $400,000 in both 1995 and 1996.

        The acquisition was accounted for as a purchase with the purchase price having been allocated to the assets and liabilities based on their estimated fair market value. The initial purchase price and related costs exceeded the fair value of the net assets purchased by $1,235,000. A portion of the purchase price was allocated to contract rights ($400,000) and a covenant not to compete ($150,000) which are being amortized on a straight- line-basis over 10 and 3 years, respectively. The additional payments noted above have been capitalized as part of the purchase price in excess of the fair value of the net assets acquired. Accumulated amortization of costs in excess of net assets acquired, contract rights and covenants not to compete at March 31, 1996 are $138,000, $110,000 and $107,000,
	respectively.

        The pro forma information provided below is unaudited and reflects the acquisition as if EAI had been acquired as of the beginning of the year presented, after accounting for the effect of costs in excess of net assets acquired, contract rights, capitalized acquisition costs and noncompetition covenant amortization, and the increased interest expense on funds used to finance the acquisition. The pro forma information (in 000s) is not necessarily indicative of operations that would have occurred had the transaction been consummated at the beginning of the period presented.

                                                                      Proforma           Tax
FY94 (Unaudited)                   Halifax              EAI          Adjustments         Effect          Total
Revenues                           $72,501            $ 3,546                                          $76,047
Net Income                             853                155               (67)           (29)            913
Earnings per share                    0.71               0.13             (0.06)         (0.02)           0.77

3.         ACCOUNTS RECEIVABLE

           Accounts receivable consists of:
                                                                March 31,
                                                      1996                 1995
 Amounts Billed                                       $        10,886,000  $         9,415,000

  Amounts currently billable                                      511,000            1,048,000
  Retainages and amounts awaiting audit                           423,000              482,000
  Claims                                                            7,000              302,000
  Total                                                        11,827,000            1,832,000
 Allowance for possible losses on accounts
    receivable and claims                                        (188,000)            (170,000)
 Total                                                $        11,639,000  $        11,077,000


    	Retainages are generally billable upon acceptance of work by customers or completion of contract audits by the Government. It is anticipated that the accounts receivable balance at March 31, 1996 will be substantially collected within one year. The Company has a several claims against the Government which are in various stages of the settlement process. Management is unable to determine precisely when these claims will be settled because, to some extent, settlement is dependent on action by Government representatives and other factors outside the control of the Company. However, in the opinion of management, adequate provision has been made to cover the settlement of all claims and ultimate resolution of these matters is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.


4.         PROPERTY AND EQUIPMENT

           Property and equipment consists of:

                                                                          March 31,

                                                                                                  Estimated
                                                             1996                   1995          Useful Lives
           Automotive equipment                      $           336,000  $           312,000       4 years
           Machinery and equipment                             2,605,000            2,413,000       3 - 10 years
           Furniture and fixtures                                576,000              602,000       5 - 10 years
           Building and improvements                           3,834,000            3,812,000       32 years
           Land                                                  648,000              648,000
	   Total                                               7,999,000            7,787,000


           Accumulated depreciation and amortization           3,472,000            3,070,000
           Total                                     $         4,527,000  $         4,717,000

5.   LONG-TERM DEBT AND MORTGAGE NOTE PAYABLE

                                                                                    March 31,
                                                                           1996                   1995
      Long-term debt consists of:

      Revolving credit agreement amended effective
      December 11, 1992, with a maximum credit line of
      $7,000,000.  Amounts available under this agreement
      are determined by applying stated percentages to
      the Company's eligible billed receivables and
      inventory.  Interest accrues at either the prime
      rate of the lending bank or the LIBOR rate plus 2.0%
      based on borrowings equal to or less than eligible
      billed receivables and at either the prime rate plus
      1/2% or the LIBOR rate plus 2.5% for borrowings in
      excess of billed receivables.  At March 31, 1996 the
      interest rate was 8.25%  This agreement expires
      July 31, 1996, at which time all borrowings will
      become due.                                                 $          -         $         2,765,000


      Other notes payable and capital lease obligations with interest rates ranging from 1/2% over the prime rate to 15%, due in monthly installments and maturing at dates through 1997.  The
      prime rate was 8.25% at March 31, 1996.                     $       20,000       $            50,000

      Mortgage note payable in monthly installments of $5,533 plus interest at prime plus 1/2% through July 1, 1996.
      At March 31, 1996 the prime rate was 8.25%.  The note can be extended through July 1, 2001 for a fee of 1/4% of the
      outstanding balance at July 1, 1996.  The note is collateralized
      by buildings and land.                                     $     2,640,000       $         2,707,000

      Acquisition term loan facility dated June 30, 1993.  Note is payable in 60 equal monthly installments of $41,666 plus
      interest.  Interest accrues at prime plus 1/2%.  The prime
      rate was 8.25% at March 31, 1996.                                1,209,000                 1,708,000
                                                                 $     3,869,000       $         7,230,000
           Less:  Current maturities                                     556,000                   595,000
           Total                                                 $     3,313,000       $         6,635,000

Advances under the revolving credit agreement and term loan facilities are collateralized by a first priority security interest in all the Company's assets except for land and buildings. Additionally, advances under the term loan facilities are secured by the acquired assets.

The revolving credit agreement also contains covenants which require the Company to maintain certain net worth and financial statement ratios.


The aggregate annual maturities of long-term debt are:



                 1997      -     $        556,000
                 1998      -              573,000
                 1999      -              233,000
                 2000      -               67,000
                 2001      -               66,000
          Thereafter       -            2,374,000
          Total            -     $      3,869,000




6.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of:

                                                   March 31,
                                              1996                 1995
 Accrued expenses                      $    1,151,000       $    1,200,000
 Accounts payable                           7,915,000            2,181,000
 Accrued payroll                              346,000              297,000
 Accrued vacation                             646,000              614,000
 Bank overdraft                               847,000              367,000
 Payroll taxes accrued and withheld           220,000              330,000
 Deferred maintenance revenue                 293,000              927,000
                                       $   11,418,000       $    5,916,000

7.  COMMON STOCK

 	Stock Options - Under the Company's 1984 Incentive Stock Option and Stock Appreciation Rights Plan (as amended), options to purchase shares of the Company's common stock have been granted to officers and key employees at a price not less than the fair market value of the stock at the date of grant. Any grants of options or stock appreciation rights under the plan are limited to a maximum of 110,000 shares of the Company's common stock. Options and/or stock appreciation rights expire five years after the date of grant. The 1984 plan terminated May 15, 1994. On September 16, 1994 the shareholders approved the new Key Employee Stock
	Option Plan ("1994 Plan"). The maximum number of shares subject to the 1994 Plan and approved for issuance is 120,000 shares of the Company's common stock either authorized and unissued or shares held in treasury. This number is subject to adjustment in the event of stock splits, stock dividends or other recapitalization of the Company's common stock.

           A summary of options activity is as follows:              Optioned             Option Price
                                                                      Shares              Per Share              Total
           1984 Plan
           Balance March 31, 1993                                      41,250       $    5.88-8.50       $      276,000

           Options exercised                                          (11,250)                5.88              (66,000)
           Options granted                                             12,100                 7.50               91,000
           Balance March 31, 1994                                      42,100       $    6.88-8.50       $      301,000

           Options forfeited upon retirement/
            termination of employee                                    (3,000)           6.88-7.50              (21,000)
           Balance March 31, 1995                                      39,100       $    6.88-8.50       $      280,000

           Options forfeited upon retirement/
            termination of employees                                   (4,000)           6.88-7.50              (28,140)
           Balance March 31, 1996                                      35,100       $    6.88-7.50       $      251,860

           Options exercisable at
            March 31, 1996                                             24,500       $    6.88-8.50       $     (170,990)

           1994 Plan
           Balance April 1, 1995                                         -          $         -          $         -
           Options granted                                             32,000                 7.00              224,000
           Balance March 31, 1995                                      32,000       $         7.00       $      224,000

           Options Granted                                             15,800           6.875-7.25              114,175
           Options forfeited upon retirement/
           termination of employee                                     (3,000)           7.00-7.25              (21,250)
           Balance March 31, 1996                                      44,800       $    7.00-7.25       $      316.925

           Options exercisable at
           March 31, 1996                                                 -         $        -           $         -

        Employee Plans - During fiscal 1985, the Company adopted a 401(k) retirement plan covering substantially all non-union employees with more than 3 months of service. The plan provides that the Company will contribute an amount equal to 50% of a participant's contribution up to 4% of salary, and at the Company's discretion, additional amounts based upon the profitability of the Company. The Company's contributions were $157,000 in 1996, $163,000 in 1995 and $102,000 in 1994. The Company has an Employee Stock Purchase
	Plan under which all employees of the Company are eligible to contribute funds for the purchase of the Company's common stock on the open market at market value. Under the Plan, the Company agrees to pay all brokerage commissions associated with such purchases.

8.  INCOME TAXES

        Deferred tax assets and liabilities on the balance sheet reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The deferred assets and liabilities are classified on the balance sheet as current or noncurrent based on the classification of the related assets and liabilities. The Company believes a valuation allowance is not required.

        The components of income tax expense are as follows for the years ended March 31:
                              1996             1995           1994
           Current:
            Federal    $      335,000  $      250,000  $    440,000
            State              75,000          43,000        73,000
           Total current:     430,000         293,000       513,000
           Deferred            68,000         282,000        24,000
           Total       $      498,000  $      575,000  $    537,000


        The components of the Company's deferred tax assets and liabilities consist of the following at March 31:
                                             1996             1995
           Deferred tax assets - current:

           Accounts receivable             $  71,000  $     (194,000)
           Inventory                         214,000         390,000
           Accrued compensation              227,000         187,000
           Sublease rental income                -           (22,000)
                                           $ 512,000  $      361,000

           Deferred tax liability - noncurrent:

           Contract Claims                 $  40,000  $          -
           Sublease rental income             21,000             -
           Depreciation/Amortization         606,000         560,000
                                           $ 667,000  $      560,000

       	The sources and tax effects of temporary differences resulting in deferred tax expense (benefit) are as follows for the years ended March 31:

                                                   1996                  1995                 1994
           Depreciation\amortization       $       77,000       $      471,000       $       (5,000)
           Allowance and reserves for accounts
             receivable                           (18,000)             147,000              (41,000)
           Income from contracts                 (201,000)              28,000               (3,000)
           Vacation expense                         8,000                3,000               (8,000)
           Inventory cost capitalized for tax
             purposes                             187,000             (270,000)             (10,000)
           Sublease rental income                    -                   2,000              (13,000)
           Deferred contract costs                   -                 (90,000)              92,000
           Deferred compensation expense           15,000               (9,000)              16,000
           Other                                      -                   -                  (4,000)

           Total                           $       68,000       $      282,000       $       24,000

     	The differences between the provision for income taxes at the expected statutory rate and those shown in the consolidated statements of earnings are as follows for the years ended March 31:

                                           1996       1995       1994
           Provision for income taxes
            at statutory rate              34.0%      34.0%      34.0%
           State taxes net of
            federal benefit                 4.3        3.6        3.6
           Permanent differences            1.4        2.0        1.3
           Other                            (.2)        .5        (.3)
           Total                           39.5%      40.1%      38.6%

9.  LEASING ACTIVITY


     	The Company is obligated under operating leases of office space and certain equipment. The following is a schedule of the future minimum lease payments under operating leases as of March 31, 1996.

           Year ending March 31,

           1997                                 $      305,000
           1998                                         83,000
           1999                                         74,000
           2000                                         71,000
           2001                                         72,000

           Total minimum lease payments         $      605,000


     	Total rental expense under operating leases was $201,000, $376,000 and $366,000 for the years ended March 31, 1996, 1995 and 1994, respectively.



10.  RELATED PARTY TRANSACTIONS

  	During the years ended March 31, 1996, 1995, 1994, the Company paid $9,000, $14,000 and $56,000; respectively, to a law firm in which a Company Board member is a partner.

11.  COMMITMENTS AND CONTINGENCIES

     	The Company's contracts with the U.S. government are subject to cost audits by Government authorities. Such audits have been completed through March 31, 1990. It is not possible to predict the outcome of future audits but it is the opinion of the Company's management that unrecorded liabilities, if any, arising from such audits would not have a material adverse effect on the Company's consolidated financial position or results of operations.

      	Upon the death of a Company officer or a certain former officer and at the option of their estates, the Company is committed to repurchase their shares (64,619) at current book value. At March 31, 1996, the aggregate book value of such shares was approximately $460,000.

      	The Company is defendant or co-defendant in various lawsuits. In the opinion of management, none of these lawsuits could materially affect the consolidated financial position or results of operations of the Company.

12.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	The Company paid the following amounts for interest and income taxes during the years ended March 31:
                                     1996          1995           1994

           Interest         $      573,000  $    627,000    $   661,000

           Income taxes     $      457,000  $    487,000    $   537,000



13.  QUARTERLY FINANCIAL DATA (unaudited)

(In thousands, except on a per share basis)

                                        1st                     2nd                   3rd                    4th
                                      Quarter                 Quarter               Quarter                Quarter
1996
Revenues                     $            8,894     $            9,076    $            11,217    $            17,920
Income before income taxes                  309                     47                    314                    591
Net income                                  188                     27                    191                    357
Per share
 Earnings per share                         .16                    .02                    .16                    .30
 Dividends per share                       .065                   .065                   .065                   .065
Market price
 High                                     7-3/8                      7                      7                  7-1/8
 Low                                      6-1/4                  6-1/4                  5-7/8                  6-1/2

EPS totals to $.64 rather than $.65 due to rounding during computation at fiscal quarters.

                                   1st                     2nd                   3rd                    4th
                                 Quarter                 Quarter               Quarter                Quarter
1995
Revenue                      $           14,071     $           10,638    $             9,510    $            11,384
Income before income taxes                  304                    350                    347                    432
Net income                                  187                    215                    209                    247
 Per share
 Earnings per share                         .16                    .18                    .18                    .20
 Dividends per share                        .06                   .065                   .065                   .065
Market price                              8-1/8                  7-3/4                  7-3/4                  7-1/8
  Low                                     6-5/8                  6-3/8                  6-3/8                  6-3/8

Halifax Corporation

Valuation and Qualifying Accounts
Schedule II
March 31, 1996

                                 Balance at                                                          Balance at
                                 Beginning            Additions                                        end of
                                  of year              at Cost             Deductions                  year

Year Ended March 31, 1996:
Allowance for possible
 losses on contract
 receivables and claims     $           170,000    $            20,000    $            2,000     $          188,000

Allowance for inventory     $           611,000    $         1,195,000    $        1,002,000     $          804,000
 obsolescence


Year Ended March 31, 1995:

Allowance for possible
 losses on contract
 receivables and claims     $           242,000    $            39,000    $         (111,000)    $          170,000

Allowance for inventory
 obsolescence               $           539,000    $           575,000    $         (503,000)    $          611,000



Year Ended March 31, 1994:

Allowance for possible
 losses on contract
 receivables and claims     $           212,000    $            57,000    $           27,000     $          242,000

Allowance for inventory
 obsolescence               $           422,000    $           296,000    $          179,000     $          539,000
